Exhibit 99.1

The9’s Chairman and CEO to Purchase No More Than 10% of The9 ADSs in the Open Market

SHANGHAI, China, January 19, 2024 — The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), an established Internet company, today announced that it was informed by its Chairman and CEO, Jun Zhu, of his intention to use personal funds to purchase up to 10% of the Company’s outstanding American depositary shares in the open market from time to time at prevailing market prices in accordance with applicable rules and regulations.

“As the Chairman and CEO, I must follow all the rules and regulations on purchasing Company’s shares in the open market in strict compliance,” Mr. Zhu said in a statement about his purchase plan. “Market is currently very volatile, but I believe in the Company’s business potential and our goal of achieving long-term growth for the Company.”

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 aims to become a diversified Internet company, and is engaged in blockchain business including the operation of cryptocurrency mining.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond The9’s control. The9 may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The9’s goal and strategies; The9’s expansion plans; The9’s future business development, financial condition and results of operations; The9’s expectations regarding demand for, and market acceptance of, its products and services; The9’s expectations regarding keeping and strengthening its relationships with business partners it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in The9’s filings with the SEC. All information provided in this press release is as of the date of this press release, and The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.